Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest Charges	$91,740	$87,732	$92,340	$91,598	$83,545
Interest applicable to rentals	10,919	20,687	14,440	6,612	6,492

Total fixed charges, as defined	102,659	108,419	106,780	98,210	90,037

Preferred dividends, as defined (a)	11,104	20,957	15,275	8,483	11,310

Combined fixed charges and preferred dividends, as defined	$113,763	$129,376	$122,055	$106,693	$101,347

Earnings as defined:
Net Income	$139,111	$47,152	$66,875	$172,618	$164,891
Add:
Provision for income taxes:
Total	85,638	96,623	81,756	112,944	132,765
Fixed charges as above	102,659	108,419	106,780	98,210	90,037

Total earnings, as defined	$327,408	$252,194	$255,411	$383,772	$387,693

Ratio of earnings to fixed charges, as defined	3.19	2.33	2.39	3.91	4.31

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.88	1.95	2.09	3.60	3.83

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.